Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. Despite the limited resources no material weaknesses in ICFR exist.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company implemented additional cash flow review and monitoring controls at head office carried out on a monthly basis. As part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been reviewed by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2013 were approved by the Board of Directors and signed on its behalf on May 9, 2013.

(Signed) S. E. Hayden	(Signed) S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

1

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income (loss)
(expressed in thousands of Canadian dollars except for earnings per share amounts)
For the three months ended March 31,
		Unaudited
	Note	2013	2012

Revenue		19,218	17,503
Less: Royalty		1,349	1,227
Production costs	6	8,019	6,444
Depreciation		803	836
Gross profit		9,047	8,996

Administrative expenses	7	1,175	801
Foreign exchange loss		-	18
Results from operating activities		7,872	8,177
Finance income		67	-
Finance cost		(131)	(46)
Net finance (costs)/income		(64)	(46)
Profit before income tax		7,808	8,131

Income and other tax expense	8	2,278	1,020
Profit for the period		5,530	7,111
Other comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		827	(815)
Other comprehensive income for the period, net of income tax		827	(815)
Total comprehensive income for the period		6,357	6,296
Profit/(loss) attributable to:
Shareholders of the Company		4,593	7,111
Non-controlling interests		937	-
Profit for the year		5,530	7,111
Total comprehensive income attributable to:
Shareholders of the Company		5,530	6,296
Non-controlling interests		827	-
Total comprehensive income for the period		6,357	6,296
Earnings per share
Basic earnings per share	0.009		0.014
Diluted earnings per share	0.009		0.014

The accompanying notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

2

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(expressed in thousands of Canadian dollars)
		Unaudited
		March 31,	December 31,
As at	Note	2013	2012

Assets
Property, plant and equipment	9	37,888	36,471
Deferred tax asset		62	62
Total non-current assets		37,950	36,533

Inventories	10	4,893	5,508
Prepayments		146	126
Trade and other receivables	11	5,206	1,718
Cash and cash equivalents		25,189	27,942
Total current assets		35,434	35,294
Total assets		73,384	71,827

Equity and liabilities
Share capital	12	57,319	197,137
Reserves		154,614	13,677
Accumulated deficit		(151,390)	(153,399)
Equity attributable to shareholders		60,543	57,415
Non-controlling interest		(1,219)	(1,796)
Total equity		59,324	55,619

Liabilities
Provisions		1,040	1,015
Deferred tax liability		5,913	5,913
Total non-current liabilities		6,953	6,928

Trade and other payables		5,456	5,775
Zimbabwe advance dividend accrual	5	1,018	1,987
Income taxes payable		633	1,518
Total current liabilities		7,107	9,280
Total liabilities		14,060	16,208
Total equity and liabilities		73,384	71,827

The accompanying notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

“S.E. Hayden” Director

“Robert W. Babensee” Director

3

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity

(expressed in thousands of Canadian dollars)

		Reserves
	Share capital	Investment Revaluation Reserve	Trans-lation reserve	Contributed Surplus	Share based payment reserve	Accumulated deficit	Total	Non- controlling interest (NCI)	Total Equity

Balance at December 31, 2011	196,163	5	(1,139)	-	3,407	(158,422)	40,014	-	40,014
Comprehensive income for the period			(815)			7,111	6,296	-	6,296
Balance at March 31, 2012	196,163	5	(1,954)	-	3,407	(151,311)	46,310	-	46,310

Balance at December 31, 2012	197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Comprehensive income for the period			937			4,593	5,530	827	6,357
Reduction of stated capital(1)	(140,000)			140,000			-		-
Shares issued	182						182	-	182
Dividend paid						(2,584)	(2,584)	(250)	(2,834)
Balance at March 31, 2013 - Unaudited	57,319	5	(1,073)	140,000	15,682	(151,390)	60,543	(1,219)	59,324

(1)	Shareholder approval was obtained for the reduction in stated capital at the Special Meeting held on January 24, 2013

The accompanying notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(expressed in thousands of Canadian dollars)
For the three months ended March 31,
		Unaudited
Cash flows from operating activities	Note	2013	2012

Profit for the year		5,530	7,111
Adjustments for non-cash flow items	13	3,117	1,535
Changes in non-cash working capital	13	(3,212)	405
Interest received		67	-
Interest paid		(131)	(46)
Tax paid		(3,163)	(875)
Cash from operating activities		2,208	8,130

Cash flows from investing activities
Property, plant and equipment additions		(1,340)	(1,098)
Net cash used in investing activities		(1,340)	(1,098)

Cash flows from financing activities
Bank overdraft increase (decrease)		-	(430)
Dividend paid		(2,834)	-
Advance dividend paid	5	(969)	-
Proceeds from the exercise of share options	12	182	-
Net cash used in financing activities		(3,371)	(430)
Net increase/(decrease) in cash and cash equivalents		(2,753)	6,602
Cash and cash equivalents at beginning period		27,942	9,686
Cash and cash equivalents at end of period		25,189	16,288

The accompanying notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

1     Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The Condensed Consolidated Financial Statements of the Company as at and for the three months ended March 31, 2013 comprises the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2     Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in the Canadian dollar, which is the functional currency of Caledonia Mining Corporation. All financial information presented in the Canadian dollar has been rounded to the nearest thousand.

3     Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

6

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2012. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Group’s annual Financial Statements for the year ended December 31, 2012.

4     Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2012, except for the change in policy relating to IFRS 10 described below.

Listed below are the new or revised accounting standards and interpretations in issue applicable to the Group that became effective on January 1, 2013. These standards and interpretations and have been adopted by the Group in the period ended March 31, 2013.

Standard/Interpretation		Effective date
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IFRS 7 amendments	Financial Instruments: Disclosures	January 1, 2013
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

7

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

4     Significant accounting policies – (continued)

IFRS 10 Consolidated Financial Statements

The Group adopted IFRS 10 from January 1, 2013.

IFRS 10 introduced a single control model to assess whether an investee should be consolidated.

The "Special purpose entities" accounting policy included in the December 31, 2012 consolidated financial statements was removed as a consequence. However, the adoption of IFRS 10 did not result in a change to the "Basis of Consolidation - Subsidiaries" accounting policy.

The adoption of the standard did not change the control conclusions reached in the consolidated financial statements as at December 31, 2012. The application of IFRS 10 to the Blanket Zimbabwe Indigenisation structure has been dealt with in note 5.

IFRS 12 Disclosure of Interests in Other Entities

The Group adopted IFRS 12 from January 1, 2013. The disclosure requirements of IFRS 12 will be applied in the December 31, 2013 consolidated financial statements. Other than additional disclosure requirements in the annual financial statements, there was no impact from the adoption of IFRS 12.

IFRS 13 Fair Value Measurement

The Group adopted IFRS 13 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group.

Amendments to IAS 1 Presentation of Financial Statements

The Group adopted the amendments to IAS 1 from January 1, 2013.

In line with the amendment, the items of other comprehensive income that may be reclassified to profit or loss in the future are presented separately from those that would never be reclassified to profit or loss.

Amendments to IAS 19 Employee Benefits

The Group adopted the amendments to IAS 19 from January 1, 2013. The adoption of the standard did not have an impact on the financial position or performance of the Group.

Amendments IFRS 7: Financial Instruments: Disclosures

The Group adopted the amendments to IFRS 7 from January 1, 2013. The amended disclosure requirements of IFRS 7 will be applied in the December 31, 2013 consolidated financial statements to the extent relevant. Other than additional disclosure requirements, there was no impact from the adoption of the amended IFRS 7.

IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

The Group adopted IFRIC 20 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group. The Group does not currently have surface mining operations in the production phase falling in the scope of IFRIC 20.

Annual Improvements 2009-2011 cycle

8

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

The Group adopted certain annual improvements from January 1, 2013. The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. The adoption of the annual improvements did not impact the financial position or performance of the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket’s parent company) to Greenstone Management Services Limited, a UK based wholly-owned subsidiary of Caledonia Mining Corporation, as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

9

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

5     Blanket Zimbabwe Indigenisation Transaction – (continued)

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Control as contemplated in IFRS 10 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IFRS 10 will be reviewed at each reporting cycle.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.

i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2013, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.
•	The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was previously recognised as a share based payment expense.

10

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

5     Blanket Zimbabwe Indigenisation Transaction – (continued)

•	The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS controlled and consolidated by Blanket in terms of IFRS 10. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.

	Shareholding	Balance of facilitation loan at 31 December 2012 #	Interest accrued	Repayment	Balance of facilitation loan at 31 March 2013 #
NIEEF	16%	11,742	-	-	11,742
Fremiro	15%	11,402	305	(435)	11,272
Community Trust	10%	-	-	-	-
BETS	10%	7,602	203	(290)	7,515
	51%	30,746	508	(725)	30,529

•	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR. The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

11

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

5     Blanket Zimbabwe Indigenisation Transaction – (continued)

(b)	An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding. The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements. The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

The balance on the advance dividend loans is reconciled as follows:

	NIEEF	Community Trust	Total
	$	$	$
Advance dividends paid to December 31, 2012	1,788	1,951	3,739
Advance dividend payment during the period	-	969	969
Interest accrued	-	120	120
Repayments made	(493)	(308)	(801)
Balance as at March 31, 2013	1,295	2,732	4,027

The advance payment to the Community Trust of the final US$1million, payable in April 2013, has been recognised as a liability as Blanket has a present obligation to make the payment.

6 Production costs

	2013	2012

Wages	2,395	1,739
Consumable materials	4,494	3,782
Site restoration	25	11
Exploration	300	107
Safety	118	92
On mine administration	687	713
	8,019	6,444

12

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

7     Administrative expenses

	2013	2012

Investor relations	256	84
Management contract fee	182	153
Audit fee	45	45
Legal fee and disbursements	122	44
Accounting services fee	9	8
Listing fees	16	54
Directors fees	66	43
Salaries and wages	339	244
Other	140	27
	1,175	801

8.     Taxation

	2013	2012

Current year Income Tax	747	232
Deferred tax	-	145
Withholding tax paid	(1)1,531	643
	2,278	1,020

(1)	Withholding tax paid on declaration of dividend-in-specie (refer note 5)

13

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

9     Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals	-	(1)(622)	-	-	-	(39)	(661)
Derecognition (2)	-	-	-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	103	714	189	241	23	70	1,340
Foreign exchange movement	73	281	255	405	5	44	1,063
Balance at March 31, 2013	4,710	12,320	11,282	19,992	1,224	1,896	51,424

(1)	This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

(2) This represents the cost and accumulated depreciation of components of plant and machinery that have been written off due to replacement or refurbishment

14

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

9     Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Derecognition (2)	-	-	-	(443)	-	-	(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	66	170	-	484	16	67	803
Foreign exchange movement	(25)	(50)	-	(88)	1	(21)	(183)
Balance at March 31, 2013	1,069	2,248	-	8,331	997	891	13,536
Carrying amounts
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471
At March 31, 2013	3,641	10,072	11,282	11,661	227	1,005	37,888

15

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

10     Inventories

		December 31
	2013	2012

Consumable stores	4,893	4,720
Gold in progress	-	788
	4,893	5,508

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

11     Trade and other receivables

		December 31
	2013	2012

Bullion sales receivable	3,052	-
VAT receivables	926	1,103
Deposits for stores and equipment and other receivables	1,228	615
Current portion	5,206	1,718

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

12     Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	Number of unconsolidated common shares	Amount
December 31, 2011	500,549,280	196,163
Issued on exercise of share options during the year	13,912,500	974
December 31, 2012	514,461,780	197,137
Issued on exercise of share options during the period	2,600,000	182
March 31, 2013	517,061,780	$197,319

16

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

13     Cash flow information

Adjustment for non-cash flow items:

	2013	2012

Net finance costs (income)	64	46
Income tax expense	2,278	1,020
Site restoration	25	11
Depreciation	803	836
Foreign exchange gain	(53)	(378)
	3,117	1,535

Changes in non-cash working capital

	2013	2012

Inventories	615	51
Prepayments	(20)	(304)
Trade and other receivables	(3,488)	529
Trade and other payables	(319)	424
Income taxes payable	-	(295)
	(3,212)	405

14     Related parties

Key management personnel compensation:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

		Transactions
		3 months to Mar 31, 2013Year ended Dec 31,
	Note	2013	2012

Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	(i)	151	153
Rent for office premises paid to a company owned by members of the President’s family		10	11
Legal fees and disbursements paid to a law firm where a Director is a partner		48	40
Directors fees		56	42

17

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President. The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs. The Company has been advised that the President holds no shares in Epicure nor does he exercise any control over the activities of Epicure.

15     Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

2013	Corporate	Zimbabwe	South Africa	Zambia	Total

External Revenue	-	19,218	-	-	19,218
Royalty	-	(1,349)	-	-	(1,349)
Production costs	-	(8,019)	-	-	(8,019)
Administrative expenses	(708)	(72)	(395)	-	(1,175)
Depreciation	-	(797)	(6)	-	(803)
Finance income	8	59	-	-	67
Finance expense	-	(131)	-	-	(131)
Segment profit before income tax	(700)	8,909	(401)	-	7,808
Income tax expense	-	(1,965)	(313)	-	(2,278)
Segment profit after income tax	(700)	6,944	(714)	-	5,530
Geographic segment assets:
Current assets	15,964	12,746	6,681	43	35,434
Property, Plant and Equipment	55	26,126	574	11,133	37,888
Expenditure on property, plant and equipment	-	1,148	3	189	1,340
Geographic segment liabilities :
Current liabilities	(279)	(5,811)	(1,009)	(7)	(7,106)
Non-current liabilities	-	(6,658)	(295)	-	(6,953)

18

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

15     Operating Segments – (continued)

2012	Canada	Zimbabwe	South Africa	Zambia	Total

External Revenue	1	17,502	-	-	17,503
Royalty	-	(1,227)	-	-	(1,227)
Production costs	-	(6,363)	(81)	-	(6,444)
Administrative and share-based payment expenses	(568)	-	(233)	-	(801)
Depreciation	-	(787)	(49)	-	(836)
Finance cost	-	(46)	-	-	(46)
Foreign exchange gain/(loss)	`(14)	(4)	-	-	(18)
Segment profit before income tax	(581)	9,075	(363)	-	8,131
Income tax expense	-	(1,020)	-	-	(1,020)
Segment profit after income tax	(581)	8,055	(363)	-	7,111
Geographic segment assets:
Current assets	10,740	9,740	3,963	42	24,483
Property, Plant and Equipment	55	25,318	1,136	7,236	33,745
Expenditure on property, plant and equipment		975	4	119	1,098
Geographic segment liabilities
Current liabilities	643	3,186	431	7	4,267
Non-current liabilities	-	7,336	315	-	7,651

Reconciliation of reportable segment revenues and profit or loss

	2013	2012

Revenues
Total revenue for reportable segments	20,944	19,559
Elimination of inter-segment revenue	(1,726)	(2,056)
Consolidated revenue	19,218	17,503

	2013	2012
Profit or loss
Total profit or loss before tax for the reportable segments	9,762	10,424
Elimination of inter-segment profits	(1,954)	(2,293)
Consolidated profit before income tax	7,808	8,131

19

Caledonia Mining Corporation

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 and March 31, 2012

(expressed in thousands of Canadian dollars)

16	Subsequent events

(a)	On April 30, 2013 Caledonia paid its second dividend of $0.05 per share (consolidated) to all shareholders of record as of April 19, 2013. The gross dividend paid amounted to $ 2,605,897

(b)	On January 24, 2013 Caledonia’s shareholders approved a share consolidation which became effective on April 12, 2013. Caledonia’s issued common shares were consolidated on the basis of one post consolidation share for every ten common shares currently in issue. The number of issued common shares decreased from 517,061,780 to 51,706,178 following the implementation of the share consolidation. The consolidated shares commenced trading on the TSX on April 12, 2013. After the consolidation the earnings per share as stated on the unaudited Condensed consolidated statements of comprehensive income would be as shown below.

	2013	2012

Earnings per share
Basic earnings per share	0.09	0.14
Diluted earnings per share	0.09	0.14

20

Directors and Management at May 9, 2013

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5) (6) (7)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1) (6)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	Dr. T. Pearton (6)
Chartered Accountant – Retired	Vice-President Exploration
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5) (7)	J.M. Learmonth (7)
Vice-President Finance and Chief Financial officer	Vice-President Business Development
Johannesburg, South Africa	Johannesburg, South Africa

L.A. Wilson (1) (7)
Non- executive Director
New York, United States of America
BOARD COMMITTEES
J. L. Kelly (1) (7)	(1) Audit Committee
Non- executive Director	(2) Compensation Committee
New York, United States of America	(3) Corporate Governance Committee
(4) Nominating Committee
R. Patricio (7)	(5) Disclosure Committee
Non- executive Director	(6) Technical Committee
Toronto, Ontario, Canada	(7) Strategic Planning Committee

21

CORPORATE DIRECTORY as at May 9, 2013

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Tupper, Jonsson & Yeadon
Caledonia Mining Corporation	1710-1177 West Hastings St, Vancouver,
Suite 1201, 67 Yonge Street	British Columbia V6E 2L3 Canada
Toronto, Ontario M5E 1J8 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Borden Ladner Gervais LLP
info@caledoniamining.com	Suite 4100, Scotia Plaza
South Africa – Africa Office	40 King Street West
Greenstone Management Services (Pty) Ltd. AUDITORS	Toronto, Ontario M5H 3Y4 Canada
P.O. Box 834 BDO Dunwoody LLP
Saxonwold 2132 Chartered Accountants	AUDITORS
South Africa Suite 3300, 200 Bay Street	KPMG Inc.
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	85 Empire Road
Parktown 2193
Zambia	South Africa
Caledonia Mining (Zambia) Limited	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
P.O. Box 36604
Lusaka, Zambia Suite 400 200 University Ave	REGISTRAR & TRANSFER AGENT
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Equity Transfer Services Inc.
Suite 400 200 University Ave.
Zimbabwe	Toronto, Ontario M5H 4H1 Canada
Caledonia Holdings Zimbabwe (Limited)	Tel: (416) 361 0152 Fax: (416) 361 0470
P.O. Box CY1277
Causeway, Harare	BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	6266 Dixie Road
Mississauga, Ontario L5T 1A7 Canada
CAPITALIZATION at May 9, 2013 RBC Capital Markets
Authorised: Unlimited 71 Queen Victoria Street	NOMAD
Shares, Warrants and Options Issued:	Numis Securities Limited
Common Shares: 521,179,46 Tel: +44 20 7653 4000	The London Stock Exchange Building
Warrants: Nil	10 Paternoster Square
Options: 26,579,20	London EC4M 7LT
Tel: +44 207 260 1000
SHARES LISTED
Toronto Stock Exchange Symbol “CAL”	JOINT BROKERS (AIM)
NASDAQ OTCQX Symbol "CALVF"	Numis Securities Limited
London “AIM” Market Symbol “CMCL”
WH Ireland
24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751